SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Barry Johnson Authorized Officer ACON Investments, L.L.C. 1133 Connecticut Avenue, NW, Suite 700 Washington, D.C. 20036 (202) 454-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 665826103			Page 2 of 6 Pages
1		NAMES OF REPORTING PERSONS

ACON Refining Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 20, 2012 as reported on the Issuer’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2012.

CUSIP NO. 665826103			Page 3 of 6 Pages
1		NAMES OF REPORTING PERSONS

AIP V GenPar, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 20, 2012 as reported on the Issuer’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2012.

CUSIP NO. 665826103			Page 4 of 6 Pages
1		NAMES OF REPORTING PERSONS

ACON Funds Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 20, 2012 as reported on the Issuer’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2012.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on November 19, 2012 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by ACON Refining Partners, L.L.C., AIP V GenPar, L.L.C. and ACON Funds Management, L.L.C. with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following above the subheading General:

Lock-Up Agreement

Each of NTH, NTE GP and each executive officer and director of NTE GP agreed with the Underwriters, pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed to or reasonably could be expected to lead to or result in a sale or disposition of, any of their Common Units, or any options or warrants to purchase any of their Common Units, or any securities convertible into, exchangeable for or that represent the right to receive Common Units, for a period beginning on the date of such Lock-Up Agreement and continuing for 180 days after July 25, 2012, the date of the prospectus related to the Offering, (such period, the “Lock-Up Period”) except with the prior written consent of the representatives of the Underwriters.

The Lock-Up Period will be automatically extended if: (1) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with the re-sale offering described below, the Underwriters have waived the restriction on filing a registration statement with the Commission during the Lock-Up Period.

Resale Offering

Pursuant to the Registration Rights Agreement, on November 23, 2012, the Issuer filed a registration statement on Form S-1 (File No. 333-185124) (the “Resale Registration Statement”), to register $250 million of Common Units held by Northern Tier Holdings LLC.

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

References to and descriptions of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement and the Lock-Up Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement and the form of Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)–(b)   The following disclosure assumes that there are 91,915,000 Common Units outstanding as of November 20, 2012, which figure is based on information set forth in the Issuer’s registration statement on Form S-1, which was filed with the Commission on November 23, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 73,227,500 Common Units of the Issuer, which constitutes approximately 79.7% of the outstanding Common Units of the Issuer.

(c)           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Units during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 7. Material to Be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D:

7.          Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2012

ACON Refining Partners, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

AIP V GenPar, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

ACON Funds Management, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by the Reporting Persons, dated November 19, 2012 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by the Reporting Persons on November 19, 2012).

2.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

4.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

5.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 5, 2012).

6.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

7.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters.